Exhibit 3.7

CERTIFICATE OF FORMATION

OF

SABRA HEALTH CARE, L.L.C

1.	Name. The name of the limited liability company is Sabra Health Care, L.L.C.

2.	Registered Office and Agent. The address of its registered office in the Sate of Delaware is Corporation Service Company. 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3.	Authorized Person. The name and address of the authorized person is Jenny Page, Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004. The powers of the authorized person shall terminate upon the filing of this Certificate of Formation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Sabra Health Care, L.L.C. this 11th day of May, 2010.

/s/ Jenny Page
Jenny Page
Authorized Person